Anthony J. McCusker 650.752.3267 AMcCusker@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

November 4, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Imperva, Inc.

File No. 333-175008

Ladies and Gentlemen:

This letter is being furnished on behalf of Imperva, Inc. (the “Company”) in response to comments contained in the letter dated November 2, 2011 from Barbara C. Jacobs, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Shlomo Kramer, President and Chief Executive Officer of the Company, with respect to Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on October 28, 2011. Amendment No. 5 to the Registration Statement (“Amendment No. 5”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on November 4, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 5 as marked. Copies of this letter and its attachments will also be provided to Jaime John, Patrick Gilmore and Evan Jacobson of the Commission.

United States Securities and Exchange Commission

November 4, 2011

Form S-1

Prospectus Summary

Overview, page 1

1.	Please revise here, and on page 86, to also disclose your net losses for the nine months ended September 30, 2010 and September 30, 2011. In addition, please revise the second full paragraph on page 47 to disclose your net losses for the nine months ended September 30, 2010.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 47 and 86.

Risk Factors

“Concentration of ownership among our existing executive officers, directors…,” page 32

2.	Please revise to also disclose the percentage of your shares that will be beneficially owned by your executive officers, directors and 5% or greater shareholders if they do not purchase an aggregate of approximately $15 million of your common stock in the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32.

Principal and Selling Stockholders, page 142

3.	Please revise the title of the last column of the table to clarify that the percentages disclosed represent the impact of the full exercise of the underwriters’ overallotment option.

RESPONSE: In response to the Staff’s comment, the Company has revised the table on page 143.

United States Securities and Exchange Commission

November 4, 2011

4.	Please revise footnote 14 to disclose the persons who have sole or shared voting or investment power over the entity. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. In addition, please tell us whether this entity is a broker-dealer or an affiliate of a broker-dealer.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in footnotes 9 and 14 on pages 145 and 146, respectively. None of Michael (Mickey) Boodaei Assets 2000 Ltd., Michael (Mickey) Boodaei Holdings 2000 Ltd., Amichai Shulman Assets 2000 Ltd. or Amichai Shulman Holdings 2000 Ltd. is a broker-dealer or an affiliate of a broker-dealer.

5.	Footnote 16 discloses that any of the entities that have expressed interest in purchasing up to an aggregate of $15 million of your common stock that actually purchased such stock would increase their beneficial ownership interest by 4.5%. It appears that you have not disclosed Meritech Capital Partners’ beneficial ownership interest because it does not beneficially own more than 5% of your common stock. It is difficult, however, without such disclosure, to assess the significance of their full potential ownership interest. Please tell us how you considered including such disclosure in this footnote.

RESPONSE: The Company respectfully advises the Staff that additional disclosure regarding Meritech Capital Partners would not be helpful to investors as such entity’s holdings are relatively small and only meaningful when aggregated with other major holders. To that end, the Company has revised the disclosure on page 146 to include Meritech Capital Partners’ beneficial ownership interest with the beneficial ownership interest of the other stockholders who have expressed an interest in purchasing the Company’s common stock.

United States Securities and Exchange Commission

November 4, 2011

If you require additional information, please telephone the undersigned at (650) 752-3267 or Bradley Bugdanowitz at (415) 733-6099.

Sincerely,

/s/ Anthony J. McCusker

Anthony J. McCusker

cc:	Shlomo Kramer (Imperva, Inc.)

Bradley Bugdanowitz, Esq. (Goodwin Procter LLP)

Jeffrey Saper, Esq. (Wilson Sonsini Goodrich & Rosati, PC)

Rezwan Pavri, Esq. (Wilson Sonsini Goodrich & Rosati, PC)